Filed by AdTheorent, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AdTheorent, Inc.

(File No. 333-259027)

AdTheorent CEO Jim Lawson: We are a privacy-forward digital ad platform

In an interview with AlphaStreet, CEO of the digital advertising platform elaborates on his views about the future of the industry, the importance of machine learning tech, and the company’s focus on user privacy

September 22, 2021

AlphaStreet: How is AdTheorent different from other digital advertising platforms?

Jim: We have a revolutionary take on programmatic ad targeting. What we have built is a very highly differentiated platform premised on machine learning, which solves a number of advertising industry problems. Most important, we can execute campaigns that deliver measurable, provable value in a way that other platforms simply cannot. We can tap into the power of machine learning and predictively score every impression that comes into our system.

And using that machine learning and data science we can determine which impressions in the programmatic marketplace are most likely to yield conversions or positive business outcomes for our customers. Most of the other DSPs in the market are leveraging tactics that we believe are dated and limited. These are mostly cookie-based, or ID-based.

AlphaStreet: Tell us a bit about your SPAC acquisition, and your reasoning for choosing the SPAC model.

Jim: We have a long track record of financial performance. We have a very strong fundamental revenue and EBITDA generation profile. In 2021, we’ll do a $161 million GAAP revenue and over $30 million in EBITDA. We believe that we should be on that bigger stage now and need the opportunity to tell our story to more investors.

As far as why SPAC, the partnership with Monroe is just too good to pass up (AdTheorent entered into a merger agreement with MCAP Acquisition Corp through a SPAC deal earlier this year). We’ve been working with Monroe Capital for many years. They were one of our lenders and we know them well. And they have a good and strong track record with SPACs.

AlphaStreet: Over the past few years, consumers have increasingly become conscious and protective of their privacy. How do you mitigate this fear, all the while offering value to your clients?

Jim: It’s one of the main reasons why we are special and why customers are demanding what we’re doing more than ever. When you target digital ads there are a number of ways to do it. The most prevalent method for programmatic DSPs to target ads these days is essentially leveraging behavioral tactics or cookies.

Where has the user been and what other websites? That’s essentially what cookies allow you to understand. The other method is licensed audience segments, which essentially are lists of IDs and they come from a number of different sources. They have, in some cases, unclear origins. The freshness of the data is often unclear.  We throw all that out and we’re able to access signals in real-time from our publisher partners.

And when we access these signals, we’re not utilizing and relying on individual ideas in order to determine which ads we target, or which digital impressions we purchase. What we are doing is identifying correlations of data attributes. It could be data about the publisher, it could be data about keywords on the page, it can be data about the device, it can be data about the ad unit itself.

Any number of non-individualized data points can be used in a machine learning environment. The machine and data science can connect the dots in a way that a regular human mind just can’t do. And because you have that power of machine learning and statistics, you’re also very privacy forward. You’re not essentially marketing based on the development of user-profiles.

AlphaStreet: Of late, we are seeing an increasing trend where consumers are willing to pay more so that they get an ad-free experience. Do you feel this trend is something that could impact your market?

Jim: No, I don’t think so. I think that the open and free internet is a beautiful thing that most people value very much. And I think that the type of ad targeting that’s happening especially among top publishers and top brands like the ones we work with, it’s really about making the experience better for users.

And advertisement does not need to be and should not be an off-putting experience. The advertisement in the digital environment should be something that adds value. We don’t believe that the future of the internet is a series of private paywall content areas and zones. We think that the open internet subsidized by effective, efficient, and responsible digital advertising is the future. And we’re happy to be a part of elevating the game, and making those types of ads better in the sense that they are going to be more relevant to the user.

And they’re going to be ads that users are more likely to engage with and add value to their lives.

AlphaStreet: You had recently raised your guidance citing strong growth in the first half. What were the factors that acted as a tailwind during this period?

Jim: We had a really good first half of the year. We have great demand for the ability to drive performance in a privacy-forward manner. We’ve grown our relationships with brands increasingly. We work directly with some of the great agencies, but we also work directly with a number of large brands, and those relationships have grown.

Our brand direct, for example, year-over-year through the first half growth was over 80%. We’ve some great partnership commitments with agencies that work with us on a long-term basis. And those partnership understandings of spend have grown 60% through the first half of the year. Bookings were up over 50%. CTV is an area of great growth for us. We were up 300% through the first half of the year. And video was 40%.

For us, it’s all about if we can drive ROI. If we can show the customer that by working with us, they were able to sell more, or they were able to engage more, we have a great future. And we’ve been very good at that.

And we’ve spent a lot of time and we’ve invested a lot of money, and we have a lot of, really brilliant data scientists and analytics, and tech within our organization. What a pharmaceutical advertiser is trying to achieve is different than a quick-service restaurant. And we have invested in solutions that are different based on those business challenges in those APIs. And also based on the type of data that is considered acceptable to be used in those different verticals.

AlphaStreet: What is going to be the management’s focus over the next two years?

Jim: We have been a disciplined group since 2012. I feel in many respects that we’ve operated as a public company for the last few years, in the sense that we take our commitments very seriously. We have a multi-year track record of really disciplined operational and financial success. Our core platform and technology and products are highly differentiated and we need to continue to invest in that.

We’re gonna invest in our technology. We need to grow our team. We need more people on our team to go tell our story. And there are new markets that we are yet to explore. We’re relatively early stages in CTV. We’ll triple our revenue there, but it’s relatively early stages for us. We haven’t made any incredibly big investment there, and we look forward to making an investment in some of these areas, where we can capture a greater piece of the market.

Cautionary Language Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually may be identified by through the use of words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “may,” “believe,” “intend,” “plan,” “projection,” “outlook” or the negative of these terms or other comparable terminology and in this communication include, but are not limited to, future opportunities for AdTheorent and MCAP, AdTheorent’s financial guidance for the full year 2021 and, the proposed business combination between MCAP and AdTheorent, including the expected listing on Nasdaq. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

The following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: inability to meet the closing conditions to the business combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; the inability to complete the transactions contemplated by the definitive agreement due to the failure to obtain approval of MCAP’s stockholders; the failure to achieve the minimum amount of cash available following any redemptions by MCAP stockholders; redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions; costs related to the transactions contemplated by the definitive agreement; a delay or failure to realize the expected benefits from the proposed transaction; risks related to disruption of management’s time from ongoing business operations due to the proposed transaction; changes in the digital advertising markets in which AdTheorent competes, including with respect to its competitive landscape, technology evolution or regulatory changes; changes in domestic and global general economic conditions; risk that AdTheorent may not be able to execute its growth strategies, including identifying and executing acquisitions; risks related to the ongoing COVID-19 pandemic and response; and risk that AdTheorent may not be able to develop and maintain effective internal controls.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about MCAP and AdTheorent or the date of such information in the case of information from persons other than MCAP or AdTheorent, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding AdTheorent’s industry and markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information About the Proposed Business Combination and Where to Find It

For additional information on the proposed transaction, see MCAP’s Current Report on Form 8-K, which will be furnished to the SEC concurrently with the issuance of this communication. In connection with the proposed transaction, MCAP filed with the U.S. Securities and Exchange Commission (the “SEC”), a registration statement on Form S-4, which includes a proxy statement/prospectus, and will file other documents regarding the proposed transaction with the SEC. MCAP’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about AdTheorent, MCAP and the proposed business combination. Promptly after the Form S-4 is declared effective by the SEC, MCAP will mail the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and stockholders of MCAP are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by MCAP with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov, or by directing a request to MCAP Acquisition Corporation, 311 South Wacker Drive, Suite 6400, Chicago, Illinois 60606.

Participants in the Solicitation

MCAP, AdTheorent and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from MCAP’s stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in MCAP will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about MCAP’s directors and executive officers and their ownership of MCAP common stock is set forth in MCAP’s prospectus, dated February 25, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation (including AdTheorent and its members and executive officers) will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge as indicated above.